NO ACT

PE
1-13-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13003968

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 14 2014

Washington, DC 20549

January 14, 2014

Act: 1934
Section:
Rule: 14a-8 (DB)
Public
Availability: 1-14-14

George S. King, Jr.
Haynsworth Sinkler Boyd, P.A.
cking@hsblawfirm.com

Re: SCANA Corporation

Dear Mr. King:

This is in regard to your letter dated January 13, 2014 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in SCANA's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that SCANA therefore withdraws its December 30, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

Haynsworth
Sinkler Boyd, P.A.

ATTORNEYS AND COUNSELORS AT LAW

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
WEBSITE www.hsblawfirm.com

GEORGE S. KING, JR.
ATTORNEY
DIRECT DIAL NUMBER 803.540.7818
EMAIL cking@hsblawfirm.com

January 13, 2014

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re: SCANA Corporation – Withdrawal of Notice of Intention to Omit from 2014 Proxy Materials Shareholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We are counsel to SCANA Corporation, a South Carolina corporation (the "Company"). On December 30, 2013, another member of this firm, Suzanne Hulst Clawson, submitted a letter on the Company's behalf pursuant to Rule 14a-8(j) requesting that the staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes from its 2014 proxy materials a proposal relating to majority voting for directors submitted for inclusion in the Company's 2014 proxy materials by the United Brotherhood of Carpenters and Joiners of America on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent").

We have been advised by the Proponent that it has withdrawn the proposal. Accordingly, we hereby withdraw the request for a no-action letter with respect to the Company's exclusion of the proposal from its proxy materials.

We will be happy to provide you with any additional information and answer any questions you may have. Please send correspondence regarding this letter to me via email at cking@hsblawfirm.com or via facsimile to my attention at (803) 765-1243. If we can be of any further assistance in this matter, please do not hesitate to contact me at (803) 540-7818, or Gina Champion, the Company's Corporate Secretary and Associate General Counsel, at (803) 217-7568.

Very truly yours,



George S. King, Jr.

GSK/pd
cc: Mr. Edward J. Durkin
Gina S. Champion, Esq.

DM: 2191356 V.1



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT Electronically to GCHAMPION@scana.com]

January 10, 2014

Gina Champion
Corporate Secretary
SCANA Corporation
220 Operation Way
Mail Code D133
Cayce, SC 29033

Dear Ms. Champion:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the majority vote shareholder proposal submitted by the Fund to SCANA Corporation on November 8, 2013.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Haynsworth Sinkler Boyd, P.A.
ATTORNEYS AND COUNSELORS AT LAW

CHARLESTON
COLUMBIA
FLORENCE
GREENVILLE
MYRTLE BEACH
WASHINGTON, DC

1201 MAIN STREET, 22ND FLOOR (29201-3226)
POST OFFICE BOX 11889 (29211-1889)
COLUMBIA, SOUTH CAROLINA
TELEPHONE 803.779.3080
FACSIMILE 803.765.1243
www.hsblawfirm.com

SUZANNE HULST CLAWSON
ATTORNEY
DIRECT DIAL NUMBER 803.540.7819
sclawson@hsblawfirm.com

December 30, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re: SCANA Corporation – Notice of Intention to Omit from 2014 Proxy Materials Shareholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We are counsel to SCANA Corporation, a South Carolina corporation (the "Company"), and submit this letter on the Company's behalf pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (the "Proposal") submitted for inclusion in the Company's 2014 Proxy Materials (the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting") by the United Brotherhood of Carpenters and Joiners of America on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal, which relates to majority voting for directors, is attached to this letter as Exhibit A.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance on certain provisions of Rule 14a-8 under the Exchange Act, the Company excludes the Proposal from its 2014 Proxy Materials.

The Company's 2014 Annual Meeting is scheduled for April 24, 2014. The Company currently intends to file its definitive 2014 Proxy Materials with the SEC on or about March 20, 2014. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. In accordance with the requirements of Rule 14a-8(j), a copy of this letter with attachments is being sent to the Proponent informing it of the Company's intention to omit the Proposal from its 2014 Proxy Materials. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Bases for Excluding Shareholder Proposal

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because, in response to the Company's proper and timely request for such information, the Proponent failed to provide the requisite proof of ownership of the required number of shares and proof of ownership of such shares for the required period.

Background

The Proponent provided the Proposal to the Company with a letter dated November 8, 2013, which the Company received via facsimile on the same date. The letter accompanying the Proposal stated: "The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." The Company has reviewed the records of its stock transfer agent, and has determined that the Proponent does not appear in those records as a registered shareholder, nor has the Proponent made an ownership filing under Section 13 or Section 16 of the Exchange Act. No subsequent verification of stock ownership has been provided by the record holder as promised in the Proponent's transmittal letter. The Proponent's submission is, therefore procedurally deficient because Proponent has not provided proper verification of the Proponent's ownership of the requisite number of Company shares for the required period pursuant to Rule 14a-8(b)(2).

The letter accompanying the Proposal instructed the Company to contact Ed Durkin if the Company wished to discuss the Proposal, and to forward any correspondence relating to the Proposal to Mr. Durkin. On November 20, 2013, which was within 14 calendar days of the Company's receipt of the Proposal, the Company's Corporate Secretary sent a letter via overnight delivery reminding Mr. Durkin on behalf of the Proponent of the share ownership eligibility requirement of Rule 14a-8, and requesting that the Proponent provide the required information to establish such eligibility (the "Deficiency Notice"). Federal Express, the overnight delivery service used to deliver the Deficiency Notice, confirmed delivery of the Deficiency Notice to the Proponent at 2:03 p.m. Eastern Daylight Time on November 21, 2013. A copy of the Deficiency Notice and evidence of delivery are attached to this letter as Exhibit B.

The Proponent did not respond to the Deficiency Notice by providing the requisite proof of ownership by December 5, 2013, the 14th calendar day following the receipt of the Deficiency

Notice. On December 16, 2013, the Company's Corporate Secretary sent a follow-up letter via overnight delivery advising that the Company had not received a response to its request for evidence of the Proponent's ownership of Company stock. Federal Express confirmed delivery of the follow-up letter to the Proponent at 1:56 p.m. Eastern Daylight Time on December 17, 2013. Still receiving no response, the Company's Corporate Secretary sent an email to Mr. Durkin on December 23, 2013 at 11:53 a.m. to follow up on the two letters requesting evidence of the Proponent's ownership of Company stock. At the Company's request, I also sent an email to Mr. Durkin on December 27, 2013 at 5:03 p.m. advising him that, unless the Company received satisfactory evidence of the Proponent's ownership of Company stock by noon today, the Company would find it necessary to seek no action relief from the SEC. Copies of the follow-up letter from the Company to the Proponent and evidence of delivery, and the follow-up email correspondence are also attached to this letter as part of Exhibit B. To date, no response has been received by the Company from the Proponent, and evidence of ownership of the stock has not been received by the Company.

It appears that Mr. Durkin and the United Brotherhood of Carpenters Pension Fund frequently submit shareholder proposals under Rule 14a-8, and should be well aware of the eligibility requirements of the rule, as is further evidenced by the assertion in the transmittal letter that verification of ownership would be forthcoming from the record holder. Furthermore, the Proposal is substantially the same as a proposal submitted by the Proponent with respect to the Company's 2013 proxy materials, which, although procedurally appropriate, was subsequently voluntarily withdrawn after amicable conversations between the Company and the Proponent. The 2013 proposal was also accompanied by a transmittal letter asserting that appropriate verification of the Proponent's beneficial ownership would be provided by the record holder by separate letter. However, unlike this year, with respect to the prior year's proposal, such appropriate verification of ownership was provided shortly after receipt of the shareholder proposal without any prompting from the Company.

Analysis

The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the information necessary to determine its eligibility to submit a shareholder proposal in response to the Company's repeated requests for this information.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to provide information regarding its eligibility to submit the Proposal in accordance with Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Rule 14a-8(b)(2) provides that, if a shareholder is not the registered holder of company securities, it must prove its eligibility to submit a proposal in one of two ways: (i) by providing a written statement from the record holder of the securities verifying ownership; or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5, by submitting to the company a copy of such schedule and/or form and any subsequent amendments thereto. The Staff has further confirmed in Staff Legal Bulletin No. 14 (July 13, 2001) that when a shareholder is not the registered holder of the company's securities, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). Further, the staff has clarified in Staff Legal Bulletin No. 14F that the proof of ownership must come from the "record" holder of the shareholder's shares, and that with respect to securities that are held in "street name" and deposited with DTC, only brokers or banks that are DTC participants will be viewed as "record" holders of the securities for the purposes of Rule 14a-8(b)(2)(i).

Rule 14a-8(f)(l) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the proof of beneficial ownership requirements specified in Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency in the proponent's submission and the proponent fails to correct the deficiency within the required time. The Deficiency Notice and follow-up letter and email correspondence provided information regarding the requirement to provide proof of the requisite ownership of the Company's securities, and the Deficiency Notice was timely submitted pursuant to the requirements of Rule 14a-8(b). As noted above, however, the Proponent has not offered any verification of its ownership of the requisite number of Company shares for the required period despite the four requests that it do so, and despite Proponent's own implicit acknowledgement of the requirement and explicit assertion in the transmittal letter accompanying the Proposal that the record holder would provide such evidence.

The Staff has consistently concurred that a stockholder proposal may be excluded from a company's proxy materials when the proponent has failed to provide satisfactory evidence of eligibility to submit the shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1). See *Peregrine Pharmaceuticals, Inc.* (avail. Jul. 15, 2013) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears not to have responded to Peregrine's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Union Pacific Corp.* (avail. Jan. 29, 2010); *Cisco Systems, Inc.* (avail. July 11, 2011); *I.D. Systems, Inc.* (avail. March 31, 2011); *Amazon.com, Inc.* (avail. March 29, 2011); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail Feb. 18, 2009); and *Qwest Communications International, Inc.* (avail. Feb. 28, 2008).

Proponent has failed to provide any documentary evidence of its eligibility to submit a shareholder proposal in response to the Company's proper and timely Deficiency Notice or follow up correspondence. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(f), and therefore not recommend any enforcement action to the SEC if the Company excludes the Proposal for the reasons stated in this letter.

Conclusion

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action to the SEC if the Proposal is excluded from the Company's 2014 Proxy Materials. If the Staff disagrees with the conclusions set forth in this letter, we would appreciate the opportunity to confer with the Staff prior to issuance of the Staff's response.

We will be happy to provide you with any additional information and answer any questions you may have. Please send correspondence regarding this letter to me via email at sclawson@hsblawfirm.com or via facsimile to my attention at (803) 765-1243. If we can be of any further assistance in this matter, please do not hesitate to contact me at (803) 540-7819, or Gina Champion, the Company's Corporate Secretary and Associate General Counsel, at (803) 217-7568. Contact information for the Proponent is set forth in the transmittal letter to the Proposal included in Exhibit A to this letter.

Very truly yours,



Suzanne Hulst Clawson

SHC/pd
cc: Mr. Edward J. Durkin,
Gina S. Champion, Esq.

Enclosures

EXHIBIT A

Shareholder Proposal and Transmittal Letter




UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

DATE
Friday, November 08, 2013

TO
Gina Champion
Corporate Secretary
SCANA Corporation

SUBJECT
Carpenter's Shareholder Proposal

FAX NUMBER
803-217-7150

FROM
Ed Durkin

NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
3

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 803-217-7150]

November 8, 2013

Gina Champion
Corporate Secretary
SCANA Corporation
220 Operation Way
Mail Code D133
Cayce, SC 29033

Dear Ms. Champion:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the SCANA Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,732 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of SCANA Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: SCANA Corporation's Board of Directors should initiate the process to establish a majority vote standard in uncontested director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. The Company's current plurality standard is not well-suited for the typical director election that involves only a management slate of nominees running unopposed. Under these election circumstances, a board nominee is elected with as little as a single affirmative vote, even if a substantial majority of the "withhold" votes are cast against the nominee. So-called "withhold" votes simply have no legal consequence in uncontested director elections. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

Over the past eight years, nearly 87% of the companies in the S&P 500 Index have adopted a majority vote standard in company bylaws, articles of incorporation, or charters. Further, these companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. SCANA Corporation's Board of Directors continues to oppose the adoption of a majority vote standard.

SCANA has not established a majority vote standard, retaining its plurality vote standard, despite the fact that most of its self-identified peer companies including CenterPoint Energy, TECO Energy, Wisconsin Energy, Dominion Resources, and Pepco Holdings have adopted majority voting. A majority vote standard combined with the Company's current post-election director resignation policy would establish a meaningful right for shareholders to elect directors at SCANA Corporation, while preserving for the Board an important post-election role. It is time for the SCANA Board to join the mainstream of major U.S. companies and establish a majority vote standard for uncontested director elections.

EXHIBIT B

Deficiency Letter and Follow-up Correspondence

Gina S. Champion
Director, Corporate Governance
Associate General Counsel
Corporate Secretary


SCANA
Power For Living

November 20, 2013

Via Federal Express Delivery

Mr. Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, DC 20001

Dear Ed,

We spoke last year regarding the United Brotherhood of Carpenters and Joiners of America's submission of a shareholder proposal, and I am in receipt of the proposal for inclusion in our 2014 Proxy Statement.

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, in order to be eligible to submit a proposal, your Fund must have continuously held at least $2,000 in market value, or one percent, of our common stock for at least one year by the date of the proposal. In order for your Fund's proposal not to be excluded from our Proxy Statement due to eligibility deficiencies, you must provide an appropriate response to this letter establishing the Fund's eligibility, no later than 14 days from the date you receive this letter.

Sincerely,

Gina Champion

100 SCANA Parkway Cayce, SC • P (803) 217-7568 • F (803) 933-8076 • gchampion@scana.com
Mailing Address 220 Operation Way • MC D133 • Cayce ,SC • 29033-3701

Gina S. Champion
Director, Corporate Governance
Associate General Counsel
Corporate Secretary


SCANA
POWER FOR LIVING

December 16, 2013

Via Federal Express Delivery

Mr. Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, DC 20001

Dear Ed,

I am writing to follow-up on my letter of November 20, 2013 in which I requested evidence of your Fund's ownership of SCANA Corporation common stock in order to establish your eligibility to submit a shareholder proposal for our 2014 Proxy Statement.

I have not yet received a response, and ask that, if you or the record holder did respond, please kindly send a copy of your submission to my attention.

You can also reach me directly at 803-217-7568, if you would like to discuss your proposal or the ownership verification.

Sincerely,

Gina Champion

100 SCANA Parkway Cayce, SC • P (803) 217-7568 • F (803) 933-8076 • gchampion@scana.com
Mailing Address 220 Operation Way • MC D133 • Cayce ,SC • 29033-3701

CHAMPION, GINA

From: CHAMPION, GINA
Sent: Monday, December 23, 2013 11:53 AM
To: 'Ed Durkin'
Subject: Shareholder proposal

Ed,

I am sorry to bother you at the holidays, but unfortunately our deadlines are upon us for decisions and filings related to inclusion of shareholder proposals for our 2014 Proxy Statement.

I am writing to follow-up my correspondence to you on November 20, 2013 and December 16, 2013, regarding proof of share ownership to submit a proposal for our Proxy Statement since I have not received any communication from the record holder regarding share ownership.

Please let me know if you wish to withdraw your proposal and perhaps resubmit next year since the record holder was not able to provide the proof of ownership by the deadline. If the record holder submitted the documentation and it was somehow misdirected, please just forward a copy to me.

Thanks so much, and I am in today until early afternoon if you would like to discuss. I hope you enjoy your holidays.

Gina Champion
Associate General Counsel
Corporate Secretary
SCANA Corporation
100 SCANA Parkway, MC D133
Cayce, SC 29033-3701
(803) 217-7568

Clawson, Suzi

From: Clawson, Suzi
Sent: Friday, December 27, 2013 5:03 PM
To: 'edurkin@carpenters.org'
Cc: Gina S. Champion Esquire (gchampion@scana.com)
Subject: Intention to file for a no action letter in connection with omission of Shareholder Proposal submitted to SCANA Corporation

Dear Mr. Durkin,

We are outside counsel to SCANA Corporation to which the United Brotherhood of Carpenters and Joiners of America has submitted a shareholder proposal for inclusion in SCANA's 2014 proxy materials on behalf of the United Brotherhood of Carpenters Pension Fund. In the transmittal letter that accompanied the Fund's shareholder proposal was the statement: "The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter."

Gina Champion, Corporate Secretary and Associate General Counsel to SCANA, has advised us that she has sent you two letters and one email advising that SCANA has not received the proof of ownership of the required number of shares for the required continuous period necessary under Exchange Act Rule 14a-8(b) to establish the Fund's eligibility to present such a proposal. She also has advised us that she has tried to reach you by telephone. Although SCANA would prefer not to do so, the deficiency leaves it no choice but to file a request with the SEC for a no action letter confirming that the SEC staff will not recommend enforcement action if SCANA omits the proposal from SCANA's 2014 proxy materials on the grounds that the Fund has not met the eligibility requirements of Rule 14a-8(b).

We have prepared the request for SCANA and are ready to file it. Because of the time constraints of Rule 14a-8(j), we need to file the letter no later than Monday, December 30. However, before we file, Ms. Champion has asked that we provide you with another opportunity to provide us or her the Fund's proof of ownership required by Rule 14a-8(b) from the record holder. If either I or Ms. Champion receives by noon on Monday a copy of any correspondence you may have from the record holder that establishes such ownership to SCANA's satisfaction, we will not file the request for no action relief on Monday.

Even if we do not hear from you, and therefore find it necessary to file for no action relief, I understand that the Company is still willing to engage with you to discuss the Proposal, and, if it subsequently receives acceptable proof of ownership, to consider withdrawing the request for no action relief.

Thank you for your prompt attention to this matter.

Best regards,

Suzi Clawson

Haynsworth Sinkler Boyd, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Suzanne Hulst Clawson | Attorney | Haynsworth Sinkler Boyd, P.A.
1201 Main Street, 22nd Floor (29201) | Post Office Box 11889 (29211) | Columbia, South Carolina
Phone: 803.779.3080 | Fax: 803.765.1243 | Direct: 803.540.7819

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